BINGHAM McCUTCHEN LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

October 6, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pioneer ILS Interval Fund (File Nos. 333-197909; 811-22987)
Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of our client, Pioneer ILS Interval Fund (the “Fund”), a Delaware statutory trust, we are hereby filing Pre-Effective Amendment No. 2 (the “Amendment”) to the Fund’s registration statement on Form N-2 (the “Registration Statement”). The purpose of this filing is to register additional shares and to make certain other changes as discussed with the Staff of the Commission. As discussed, the Registrant and the Registrant’s Distributor are separately requesting acceleration of effectiveness of the Registration Statement to October 6, 2014.

Please call the undersigned at (617) 951-8458 or Toby R. Serkin at (617) 951-8760 with any questions relating to the filing.

Sincerely,

/s/ Jeremy B. Kantrowitz

Jeremy B. Kantrowitz